UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report: October 30, 2001

INTEGRATED SURGICAL SYSTEMS, INC.

Delaware	**1-12471**	**68-0232575**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1850 Research Park Drive
Davis, CA 95616-4884
(Address of principal executive offices)

(530) 792-2600
(Registrant's telephone number)

Item 5. Other Events

On October 25, 2001 the board of directors of Integrated Surgical Systems, Inc. voted to extend for twelve months the expiration date of all of the company's currently outstanding warrants to purchase common stock. The various warrant issues, the number of warrants outstanding, the number of shares of common stock which the warrants may purchase, the exercise price and the extended expiration date are listed below:

Warrant	Number of Warrants	Number of Shares	Exercise Price	Extended Expiration Date
IBM	2,206,479	2,206,479	$0.0100	December 31, 2006
IPO public offering	1,567,000	6,112,552	1.5400	November 19, 2002
IPO underwriters (1)	339,250	1,323,344	1.5400	November 19, 2002
IPO underwriters (2)	152,500	663,384	1.9000	November 19, 2002
Rickel & Associates, Inc.	25,000	105,510	1.7800	September 4, 2003
EASDAQ underwriters	150,000	654,680	1.9100	November 21, 2003
Series B Preferred	12,500	12,500	2.7500	March 25, 2003
Series C Preferred	9,375	9,375	2.1531	June 9, 2003
Series D Preferred	25,000	25,000	3.4125	June 29, 2003
Series E Preferred	37,500	37,500	4.3880	July 29, 2003
Series F Preferred	125,000	125,000	2.3750	February 7, 2004
Series G Preferred	63,000	63,000	1.8750	May 29, 2004
Series H Preferred (1)	300,000	300,000	0.9344	August 16, 2004
Series H Preferred (2)	250,000	250,000	1.0156	August 16, 2004
Series H Preferred (3)	100,000	100,000	0.5000	August 16, 2004
Equity Line	35,000	35,000	0.8590	September 14, 2004
ILTAG International Licensing Holding S.A.L.	4,000,000	4,000,000	1.0270	December 13, 2003
		16,023,324		

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Integrated Surgical Systems, Inc.

Dated: 30th October 2001

By: /s/ PATRICIA PILZ

Patricia Pilz
Chief Financial Officer